UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

1755 Broadway

New York, New York 10019

Telecopy: (212) 445-3812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,594,140,223
	8.	Shared Voting Power 1,110,000,000
	9.	Sole Dispositive Power 1,594,140,223
	10.	Shared Dispositive Power 1,110,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,704,140,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.03%
14.	Type of Reporting Person (See Instructions) HC

2

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Societe D’Investissements et de Gestion 108- SIG 108
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,110,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,110,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,704,140,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.03%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on July 1, 2015 (the “Original Filing”), as amended by Amendment No. 1 filed on October 5, 2015 (“Amendment No. 1”, and together with the Original Filing, the “Schedule 13D”) by the Filing Persons relating to the ordinary shares, without nominal value (the “Shares”), of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 5 of the Original Filing is hereby amended and restated as follows:

(a)	As of the date of this Statement, the Filing Persons beneficially owned in the aggregate 2,704,140,223 Shares, constituting 20.03% of the outstanding Shares. The percentage of Shares owned is based upon 13,499,911,771, as reported by the Issuer on October 2, 2015.

(b)	The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

(c)	On October 22, 2015, Vivendi acquired an additional 20,000,000 ordinary shares of the Issuer through open market purchases.

(d)	Not applicable

(e)	Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: October 23, 2015

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: Senior Vice President and
Deputy General Counsel

SOCIETE D’INVESTISSEMENTS ET DE GESTION 108 – SIG 108

By:	/s/ Frédéric Crépin
Name: Frédéric Crépin
Title: President